Exhibit 99.1

LATAM group reinforces destinations to the Caribbean and launches two new cargo routes from Miami

●	LATAM Airlines Peru announced flights to Aruba and Caracas, which will reinforce connectivity from the Lima hub.

●	LATAM Cargo announced new destinations from Miami: Guayaquil, Ecuador, and San José Dos Campos, Brazil.

●	In May 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 26.5% compared to the same period in 2022, and operations measured in ASKs (available seat-kilometers) increased by 27.3%.

June 12, 2023 - LATAM group reported updates on its operations for the coming weeks, including the announcement of new routes that will reinforce the largest network of destinations in South America. In the case of the passenger segment, the new routes are:

●	Lima-Aruba, operated by LATAM Airlines Peru, with three flights a week starting December 2*

●	Lima-Caracas, operated by LATAM Airlines Peru, with daily flights starting August 1*

*Subject to government approval

In addition, LATAM Cargo announced two new routes from Miami to Guayaquil, Ecuador, and San José Dos Campos, Brazil, which will be operated on its fleet of 17 freighters and will grow to 19 by 2024.

Operational statistics for May 2023

In May 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 26.5% compared to the same period in 2022, and operations measured in ASKs (available seat-kilometers) increased by 27.3%. As a result, the load factor decreased 0.5 percentage points, reaching 79.1%.

Cargo capacity (measured in available ton-kilometers - ATK) increased by 21.8% in relation to May 2022.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

The following table summarizes the operational statistics for the month and the accumulated to date for the main business units of LATAM:

	May				Year to Date
LATAM AIRLINES OPERATIONS	2023	2022	% Change		2023	2022	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,692	6,871	26.5%		43,621	34,381	26.9%
DOMESTIC SSC (1)	1,587	1,506	5.4%		7,881	7,830	0.7%
DOMESTIC BRAZIL (2)	2,759	2,278	21.1%		14,282	12,278	16.3%
INTERNATIONAL (3)	4,346	3,087	40.8%		21,458	14,274	50.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,989	8,632	27.3%		54,350	42,743	27.2%
DOMESTIC SSC (1)	2,035	1,895	7.4%		9,811	9,742	0.7%
DOMESTIC BRAZIL (2)	3,661	3,137	16.7%		18,475	15,491	19.3%
INTERNATIONAL (3)	5,293	3,600	47.0%		26,065	17,510	48.9%

PASSENGER LOAD FACTOR
SYSTEM	79.1%	79.6%	-0.5	pp	80.3%	80.4%	-0.2	pp
DOMESTIC SSC (1)	78.0%	79.5%	-1.5	pp	80.3%	80.4%	0.0	pp
DOMESTIC BRAZIL (2)	75.4%	72.6%	2.8	pp	77.3%	79.3%	-2.0	pp
INTERNATIONAL (3)	82.1%	85.8%	-3.7	pp	82.3%	81.5%	0.8	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,740	4,744	21.0%		28,185	23,665	19.1%
DOMESTIC SSC (1)	2,200	2,075	6.0%		10,500	10,152	3.4%
DOMESTIC BRAZIL (2)	2,588	2,039	26.9%		12,866	10,606	21.3%
INTERNATIONAL (3)	953	629	51.4%		4,820	2,907	65.8%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	294	287	2.6%		1,510	1,415	6.7%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	602	495	21.8%		2,892	2,418	19.6%

CARGO LOAD FACTOR
SYSTEM	48.9%	58.0%	-9.1	pp	52.2%	58.5%	-6.3	pp

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 17 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net